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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


               In the Matter of BEC Energy/Boston Edison Company
                                File No. 70-9057

                  (Public Utility Holding Company Act of 1935)

     BEC Energy hereby certifies that:

          1. On May 20, 1998, BEC Energy (formerly, Boston Edison Holdco), a Massachusetts business trust ("BEC Energy"), Boston Edison Company, a Massachusetts utility corporation ("Boston Edison"), and Boston Edison Mergeco Electric Company, Inc., a Massachusetts utility corporation ("Mergeco"), pursuant to the terms and conditions of an Amended and Restated Agreement and Plan of Merger dated as of March 25, 1997 by and among such entities, filed Articles of Merger with the Secretary of The Commonwealth of Massachusetts pursuant to which the following transactions became effective on May 20, 1998:

               a. Each issued and outstanding share of common stock of Boston Edison was converted into one common share of BEC Energy;

               b. Each issued and outstanding share of common stock of Mergeco was converted into one share of common stock of Boston Edison;

               c. Each issued and outstanding share of common stock of BEC Energy issued and outstanding prior to May 20, 1998 was canceled and retired;

               d.   Mergeco was merged with and into Boston Edison; and

               e. Pursuant to applicable Massachusetts law, the separate existence of Mergeco ceased with Boston Edison being the surviving entity of the merged corporations.

          2. The above-described transactions have been carried out in accordance with the terms and conditions of, and for the purposes represented in, the Application on Form U-1, as amended, of BEC Energy/Boston Edison Company in File No. 70-9057 (the "Application"), and in accordance with the terms and conditions of the Commission's Order, dated May 15, 1998, with respect thereto.

     The following Exhibit is filed herewith:

               Exhibit A - "Past Tense" opinion of counsel (also to be considered Exhibit F-2 to the Application).
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                                   SIGNATURE


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                            BEC ENERGY

Date: May 28, 1998                          By: /s/ James J. Judge
                                            James J. Judge, Senior Vice
                                            President and Treasurer
                                            (Principal Financial Officer)


                                            BOSTON EDISON COMPANY

Date: May 28, 1998                          By: /s/ James J. Judge
                                            James J. Judge, Senior Vice
                                            President and Treasurer
                                            (Principal Financial Officer)